UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Ignyte Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45175H205
(CUSIP Number)

January 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 45175H205	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.17%
12	TYPE OF REPORTING PERSON OO

(1)	Represents 450,000 shares of common stock held by Frost Gamma Investments Trust (“FGIT”) Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 45175H205	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.17%
12	TYPE OF REPORTING PERSON IN

(1)	Represents 450,000 shares of common stock held by Frost Gamma Investments Trust (“FGIT”) Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 45175H205	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:	Ignyte Acquisition Corp., a Delaware corporation (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 640 5th Avenue, 4th Floor, New York, NY 10019.

Item 2.

(a)	Name of Person Filing:	Frost Gamma Investments Trust
Phillip Frost, M.D.

(b)	Address of Principal Business Office or if none, Residence:

Frost Gamma Investments Trust:

4400 Biscayne Boulevard

Miami, FL 33137

Phillip Frost, M.D.:

4400 Biscayne Boulevard

Miami, FL 33137

(c)	Citizenship:	Frost Gamma Investments Trust - Florida

Phillip Frost, M.D. - U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 45175H205

Item 3.	Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Frost Gamma Investments Trust - 450,000.

Phillip Frost, M.D. - 450,000.

Phillip Frost, M.D. has voting and dispositive power over the securities owned by Frost Gamma Investments Trust.

(b)	Percent of Class:

Frost Gamma Investments Trust - 6.17%

Phillip Frost, M.D. - 6.17%

At the close of business on February 2, 2021, the reporting persons beneficially owned an aggregate of 450,000 shares of common stock of the Issuer as a result of holding 450,000 of the Issuer’s units or 6.17% of the Issuer’s common stock outstanding, which percentage was calculated based on 7,287,500 shares of the Issuer’s common stock outstanding as of February 2, 2021, as per the information reported in the Issuer’s press release dated February 1, 2021. Each unit consists of one share of the Issuer’s common stock and one-half of one warrant. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share. Each warrant will become exercisable 30 days after the completion of an initial business combination and will expire on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption or liquidation.

CUSIP No. 45175H205	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Frost Gamma Investments Trust - 0.

Phillip Frost, M.D. - 0.

(ii)	shared power to vote or to direct the vote:

Frost Gamma Investments Trust – 450,000.

Phillip Frost, M.D. – 450,000.

(iii)	sole power to dispose or to direct the disposition of:

Frost Gamma Investments Trust - 0.

Phillip Frost, M.D. - 0.

(iv)	shared power to dispose or to direct the disposition of:

Frost Gamma Investments Trust – 450,000.

Phillip Frost, M.D. – 450,000.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 45175H205	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2021

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Individually and as Trustee

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.